VolAero UAV & Drones Holdings Corp.
Consolidated Statement of Stockholders' Equity
May 19, 2016 (inception) to December 31, 2016
(unaudited)

	Common Stock		Additional Paid in Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount			
Balance - May 19, 2016 (inception)	-	-	-	-	-
Common stock issued	5,000,000	500			**500**
Net Loss				(293,773)	**(293,773)**
Balance - December 31, 2016	**5,000,000**	**500**	-	**(293,773)**	**(293,273)**

See independent accountants' review report
The accompanying notes are an integral part of these financial statements